January 9, 2020

VIA EDGAR

Division of Corporate Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	Amendment No. 3 to Clean Energy Technologies, Inc. Offering Statement on Form 1-A Originally Filed September 27, 2019 File No. 024-11085

Ladies and Gentlemen,

On behalf of our client Clean Energy Technologies, Inc. (the “Company”), set forth set forth below are the Company’s responses to the comments of the Division of Corporation Finance of the Securities and Exchange Commission, dated December 31, 2019, pertaining to the Company’s Form 1-A originally filed on September 27, 2019 as amended and filed on December 19, 2020 and January 3, 2020. The numbered paragraphs below set forth your letter’s comments, followed by the Company’s responses to those comments.

Executive Compensation, page 46

1. Please refer to Item 11 of Part II of Form 1-A and provide updated director and executive officer compensation for your last completed fiscal year.

Response: The Company has revised its disclosure in light of the Staff’s comment. Please see pages 47- 49 of the Company’s Form 1-A/A.

Division of Corporate Finance

Office of Manufacturing

January 9, 2020

Please feel free to contact the undersigned in connection with any questions regarding this response by email at RJ@Newlawtech.com or at (917) 494-9974.

Yours Sincerely,

THE NEWMAN LAW FIRM, PLLC

/s/ Robert Newman
Name:	Robert Newman
Title:	Managing Member